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                                                                     EXHIBIT 8.1
                        [Grant Thornton LLP letterhead]


July 29, 1998

Board of Directors
The Massachusetts Co-operative Bank
1442 Dorcester Avenue
Boston, Massachusetts 02122

Board of Directors
Massachusetts Fincorp., Inc.
1442 Dorcester Avenue
Boston, Massachusetts 02111

Ladies and Gentlemen:

This letter constitutes our opinion regarding certain Massachusetts state tax consequences of the transactions described in The Massachusetts Co-operative Bank Plan of Conversion, as amended (the "Plan"). Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Plan.

We have examined the law and such papers, including the Plan, as deemed necessary to render this opinion. As to questions of fact material to our opinions, we have relied upon representations set forth in the Plan (including the Exhibits), and such other documents pertaining to the transactions contemplated by the Plan as we have deemed appropriate and necessary. In rendering our opinion, we have relied upon the opinions of Muldoon, Murphy & Faucette related to the federal tax consequences of the transactions contemplated by the Plan (the "Federal Tax Opinions"), without undertaking to verify the same by independent investigation.

In issuing our opinions, we have assumed that the Plan has been duly adopted and validly authorized and has been approved and adopted by the Board of Directors of The Massachusetts Co-operative Bank (the "Mutual Bank") at a meeting duly called and held pursuant to Massachusetts law; that the Mutual Bank will comply with the terms and conditions of the Plan; and that the various representations and warranties which are provided to us are accurate, complete, true and correct. Accordingly, we express no opinion concerning the effect, if any, of variations from the foregoing.

In our examination we have assumed that (i) each entity that is a party to any of the documents (the "Documents") described herein has been duly organized under the laws of its state or country of organization, is validly existing and in good standing under such laws, and is duly qualified and in good standing under such laws, and is duly qualified and in good standing in each jurisdiction in which it is required to be qualified to engage

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in the transactions contemplated by the Documents; (ii) each such entity has full power, authority, capacity and legal right to enter into and perform the terms of the Documents and the transactions contemplated thereby; (iii) the copies or originals of the Documents furnished to us are authentic (if originals) or accurate (if copies), those that are contracts or instruments are enforceable and effective in accordance with their terms against all parties thereto, and all signatures are genuine; (iv) any representations made in the Documents are, and will continue to be, true and complete, and no default exists under any of the Documents; (v) the business and affairs of each of the entities that is a party to any of the Documents will be conducted in accordance with the Documents and all relevant laws; (vi) no actions will be taken, no change in any of the Documents will occur, and no other events will occur, after the date hereof, that would have the effect of altering the facts, Documents or assumptions upon which this opinion is based; and (vii) the Federal Tax Opinions have been delivered and have not been withdrawn.

The opinions rendered herein are based upon the provisions of the Massachusetts General Laws, proposed, temporary and final regulations of the Massachusetts Department of Revenue (the "DOR"), judicial decisions, and rulings and administrative interpretations of the Massachusetts General Laws, as each of the foregoing exists on the date hereof. The opinions rendered herein are not binding on the DOR or a court of law, and no assurance can be given that legislative or administrative action or judicial decisions that differ from the opinions rendered below will not be forthcoming. Any such differences could be retroactive to transactions or business operations prior to such action or decisions.

We express no opinion as to the Massachusetts state tax consequences other than those described below, if any, or as to any federal, local or foreign income or other tax consequences with respect to the transactions contemplated by the Plan.

                               STATEMENT OF FACTS
                               ------------------

The Massachusetts Co-operative Bank is a Massachusetts-chartered mutual co-operative bank. The Mutual Bank is regulated by the Commissioner of Banks of the Commonwealth of Massachusetts (the "Commissioner"). The Mutual Bank is also regulated by the Federal Deposit Insurance Corporation (the "FDIC"). The Mutual Bank's principal executive office is located at 1442 Dorcester Avenue, Boston, Massachusetts.

As a Massachusetts-chartered mutual co-operative bank, the Mutual Bank has no capital stock. Instead, depositors of the Mutual Bank possess the right: (i) to share in the Mutual Bank's current earnings (which is in the nature of the right to receive interest on deposits); and (ii) upon liquidation of the Mutual Bank, to share in any surplus remaining after all of the Mutual Bank's liabilities have been satisfied ("Liquidation Rights"). Depositors of the Mutual Bank also have voting rights as to all matters requiring membership action. A depositor's rights terminate when the depositor's account is closed.


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Massachusetts Fincorp., Inc. (the "Holding Company"), is a Delaware corporation recently organized by the Mutual Bank. The Holding Company has received approval from the Office of Thrift Supervision to become a savings and loan holding company and to acquire all of the common stock of the Bank to be issued in the Conversion.

                              PROPOSED TRANSACTION
                              --------------------

In order to provide access to capital sources not available to mutual co-operative banks, and to provide enhanced ability to diversify into other financial services related activities, among other business purposes, the Board of Directors of Mutual Bank adopted the Plan. Pursuant to the Plan, the Mutual Bank will be converted into a Massachusetts-chartered stock co-operative bank (the "Stock Bank"), by the adoption of an amendment to the Certificate of Incorporation of the Mutual Bank to authorize the issuance of capital stock.

Under the Plan, each depositor in the Mutual Bank at the time of Conversion will automatically continue as a depositor after the Conversion, and each deposit account will remain the same with respect to the deposit balance, interest rate and other terms. Each such account will be insured by the FDIC and the Share Insurance Fund to the same extent as before the Conversion. Depositors will continue to hold their existing passbooks and other evidences of their accounts.

Borrowers of the Mutual Bank will become borrowers of the Stock Bank, with the same status they had with the Mutual Bank. The amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the Conversion.

Following the Conversion, all voting rights in the Stock Bank will be vested in the Holding Company as the sole stockholder of the Stock Bank. Exclusive voting rights in the Holding Company will be vested in the holders of its Common Stock.

Upon completion of the Conversion, the Stock Bank will establish a special liquidation account ("Liquidation Account") for the benefit of the Eligible Account Holders and Supplemental Eligible Account Holders, in an amount equal to the surplus or reserves of the Mutual Bank as of its latest balance sheet contained in the final Prospectus used in connection with the Conversion. Eligible Account Holders and Supplemental Eligible Account Holders would, upon complete liquidation of the Stock Bank, have a claim to an interest in the Liquidation Account after payment of all creditors prior to any payment of the stockholders of the Stock Bank. Each Eligible Account Holder and Supplemental Eligible Account Holder will have a claim to a pro rata interest in the total Liquidation Account for each of his deposit accounts based upon the proportion that the balance of each such deposit account on the Eligibility Record Date or the Supplemental Eligibility Record Date bore to the balance of all qualifying deposits of all Eligible Account Holders and Supplemental Account Holders on such date.

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The Bank intends to establish a tax-qualified employer stock ownership plan (the
"ESOP") in connection with the Conversion.

In connection with the Conversion, the Holding Company will sell shares of its common stock, par value $0.01 per share, in the Subscription Offering, and, if applicable, the Syndicated Public Offering. The Holding Company plans to retain 50% of the net proceeds from the sale of its common stock and to use the remaining 50% to purchase all of the common stock of the Stock Bank to be issued in the Conversion.

Net proceeds retained by the Holding Company will be used for general business activities, including the formation and capitalization of a wholly-owned subsidiary, organized under the laws of Massachusetts (the "ESOP Loan Subsidiary"), which subsidiary intends to loan funds to the ESOP to enable the ESOP to purchase up to 8% of the common stock issued in connection with the Conversion, including shares issued to the Foundation.

                                REPRESENTATIONS
                                ---------------

In connection with the proposed Conversion, the following representations have been made to us by you and we have relied upon them as integral assumptions in reaching our conclusion:

     1. The value of the withdrawable deposit accounts plus interest in the Liquidation Account of the Stock Bank to be received under the Plan will, in each instance, be equal to the value of the withdrawable deposit accounts plus liquidation rights deemed to be surrendered in exchange therefor.

     2. If an individual's total deposits in the Bank equal or exceed $50 as of the Eligibility Record Date and/or Supplemental Eligibility Record Date, then no amount of that individual's total deposits will be excluded from participation in the Liquidation Account. The value of the deposit accounts of the Mutual Bank which have a balance of less than $50 on the Eligibility Record Date or the Supplemental Eligibility Record Date is less than 1% of the total value of all deposit accounts of the Mutual Bank.

     3. Immediately following the Conversion, the Eligible Account Holders and Supplemental Eligible Account Holders of the Stock Bank will own all of the outstanding interests in the Liquidation Account and will own such interest solely by reason of their ownership of deposits in the Mutual Bank immediately before the Conversion.

     4. After the Conversion, the Stock Bank will continue the business of the Mutual Bank in the same manner as prior to the Conversion. The Stock Bank has no plan or intention and the Holding Company has no plan or intention to cause the Stock Bank to sell its assets other than in the ordinary course of business.

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5.  The Holding Company has no plan or intention to sell, liquidate or otherwise dispose of the stock of the Stock Bank other than in the ordinary course of business.

6. The Holding Company and the Stock Bank have no current plan or intention to redeem or otherwise acquire any of the common stock issued in the Conversion.

7. Immediately after the Conversion, the assets and liabilities of the Stock Bank will be identical to the assets and liabilities of the Mutual Bank prior to the Conversion, plus the net proceeds from the sale of the capital stock of the Stock Bank to the Holding Company and any liability associated with indebtedness incurred by the Employee Stock Ownership Plan in the acquisition of Common Stock.

8. The Mutual Bank, Stock Bank and the Holding Company are corporations within the meaning of Section 7701(a)(3) of the Internal Revenue Code of 1986, as amended (the "Code").

9. None of the shares of the Common Stock to be purchased by the depositor-employees of the Mutual Bank in the Conversion will be issued or acquired at a discount. However, shares may be given to certain directors and employees as compensation by means of the Employee and/or Stock Plans that may be approved at the Conversion or subsequently thereto. Compensation to be paid to such directors and depositor-employees will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

10. The value of the assets of the Bank, which will be transferred to the Stock Bank in the Conversion, will equal or exceed the sum of the liabilities of the Mutual Bank which will be assumed by the Stock Bank and any liabilities to which the transferred assets are subject.


11. The Mutual Bank is not under the jurisdiction of a bankruptcy or similar court in any Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

12. Upon completion of the Conversion, the Holding Company will own and hold 100% of the issued and outstanding capital stock of the Stock Bank and no other shares of capital stock of the Stock Bank will be issued and/or outstanding. The Stock Bank does not have any plan or intention to issue additional shares of its stock following the transaction. No shares of preferred stock of the Stock Bank will be issued and/or outstanding.

13. Upon completion of the Conversion, there will be no rights, warrants, contracts, agreements, commitments or undertakings with respect to the
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     capital stock of the Stock Bank, nor will there be any securities which are convertible into the capital stock of the Stock Bank.

14. No cash or property will be given to Eligible Account Holders, Supplemental Eligible Account Holders, or others in lieu of (a) nontransferable subscription rights, or (b) an interest in the liquidation account of the Stock Bank.

15. Depositors will pay the expenses of the Conversion solely applicable to them, if any. The Holding Company, Mutual Bank and Stock Bank will each pay expenses of the transaction attributable to each respective entity and will not pay any expenses solely attributable to the depositors of the Mutual Bank or Stock Bank or to the shareholders of the Holding Company.

16. The exercise price of the subscription rights received by the Eligible Account Holders, Supplemental Eligible Account Holders, and other holders of subscription rights to purchase Holding Company common stock will be equal to the value of the Holding Company common stock at the time of the completion of the Conversion as determined by an independent appraisal.

17. The proprietary interest of the Eligible Account Holders and the Supplemental Eligible Account Holders in the Mutual Bank arise solely by virtue of the fact that they are account holders in the Mutual Bank.

18. There is no plan or intention for the Stock Bank to be liquidated or merged with another corporation following the Conversion.

19. The liabilities of the Mutual Bank assumed by the Stock Bank, plus the liabilities, if any, to which the transferred assets are subject, were incurred by the Mutual Bank in the ordinary course of its business and are associated with the assets transferred.


20. The Mutual Bank has no net operating losses for federal tax purposes, and has no such losses available for carryover to future tax years. The Mutual Bank has neither generated nor carried forward a net operating loss for federal tax purposes in the past ten years.


                                    OPINION
                                    -------

  Based upon the foregoing, we are of opinion, as of the date hereof and under existing law, as follows:

  1. Provided that the Conversion qualifies as a tax-free reorganization within the meaning of section 368(a)(1)(F) of the Code, no gross income, gain or loss will be recognized by the Mutual Bank or the Stock Bank for purposes of Massachusetts General Laws chapter 63, sections 1 and 2 as a result of the transactions contemplated by the Plan.


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  2. For purposes of Massachusetts General Laws chapter 63, sections 1, 2, 30, and 39, no gain or loss shall be recognized by the Stock Bank or the Holding Company on the receipt by the Stock Bank of money from the Holding Company in exchange for shares of the Stock Bank's capital stock, or by the Holding Company upon receipt of money from the sale of its common stock.

  3. The Stock Bank's basis in the property received from the Mutual Bank will be the same as the basis of such property in the hands of the Mutual Bank immediately prior to the Conversion. Code Section 362(b); M.G.L. c. 63, Sections 1, 2.

  4. The Stock Bank's holding period for property received from the Mutual Bank will include the period during which such property was held by the Mutual Bank. Code Section 1223(1); M.G.L. c. 63, Sections 1, 2.

  5. No gross income, gain or loss will be recognized by the Eligible Account Holders and the Supplemental Eligible Account Holders on their receipt of deposit accounts and interests in the Liquidation Account in the Stock Bank in exchange for their deposit accounts and liquidation rights in the Mutual Bank. Code Section 354(a); M.G.L. c. 62, Sections 1, 2; M.G.L. c. 63, Sections 1, 2, 30, 32, 39.

  6. Provided that the amount to be paid for the Holding Company's common stock pursuant to the subscription rights is equal to the fair market value of the common stock, no gross income, gain or loss will be recognized by the Eligible Account Holders and the Supplemental Eligible Account Holders upon the distribution to them of the non-transferable subscription rights to purchase the Holding Company's common stock. Code Section 356(a);
     M.G.L. c. 62, Sections 1, 2; M.G.L. c. 63, Sections 1, 2, 30, 32, 39. Gain
     realized, if any, by Eligible Account Holders and Supplemental Eligible Account Holders on the distribution to them of non-transferable subscription rights to purchase shares of common stock will be recognized but only in an amount not in excess of the fair market value of such subscription rights. Code Section 356(a); M.G.L. c. 62, Sections 1, 2; M.G.L. c. 63, Sections 1, 2, 30, 32, 39. Eligible Account Holders and Supplemental Eligible Account Holders will not realize any taxable income as a result of the exercise by them of the non-transferable subscription rights.

7. The basis of the deposit accounts in the Stock Bank to be received by the Eligible Account Holders, Supplemental Eligible Account Holders and other depositors of the Mutual Bank will be the same as the basis of their deposit accounts in the Mutual Bank surrendered in exchange therefor. Code
     Section 358(a)(1); M.G.L. c. 62, Sections 1, 2; M.G.L. c. 63, Sections 1, 2, 30, 32, 39. The basis of the interests in the Liquidation Account of the Stock Bank to be received by the Eligible Account Holders and Supplemental Eligible Account
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    Holders of the Mutual Bank will be zero. The basis of the Holding
    Company common stock to its stockholders will be the purchase price therefor plus the fair market value, if any, of the non-transferable subscription rights. Code Section 1012; M.G.L. c. 62, Sections 1, 2; M.G.L. c. 63, Sections 1, 2, 30, 32, 39. Therefore, assuming the non-transferable subscription rights have no value, the basis of the Common Stock purchased pursuant to the Eligible Account Holders and Supplemental Eligible Account Holders will be the amount paid therefor. The holding period of the Common Stock purchased pursuant to the exercise of subscription rights shall commence on the date on which the right to acquire such stock was exercised. Code Section 1223(6); M.G.L. c. 62, Sections 1, 2; M.G.L. c. 63, Sections
    1, 2, 30, 32, 39.

8. Under Massachusetts General Laws chapter 63, Sections 1, 2 and 7, the Mutual Bank and the Stock Bank will be treated as the same bank and as if the Conversion had not occurred. Therefore,

    a. the part of the current taxable year of the Mutual Bank before the Conversion and the part of the current taxable year of the Stock Bank after the Conversion will constitute a single taxable year of the Stock Bank;

    b. the Stock Bank will succeed to and take into account the net operating income of the Mutual Bank as of the date of the Conversion; and,

    c. for the current taxable year, the Stock Bank may claim as a credit any estimated tax payments made by the Mutual Bank prior to the Conversion.

9. The lending of money from the ESOP Loan Subsidiary to the ESOP will not prevent the Holding Company from qualifying as a Massachusetts Security Corporation, provided that the Holding Company does not conduct any activities deemed impermissible under M.G.L. c. 63 Section 38B, and the various regulations, directives, letter rulings and administrative announcements issued by the Massachusetts Department of Revenue.

Our opinion under paragraph 6 above is predicated on the representation that no person shall receive any payment, whether in money or property, in lieu of the issuance of subscription rights. Our opinion under paragraphs 6 and 7 above assumes that the subscription rights to purchase shares of Common Stock received by Eligible Account Holders and Supplemental Eligible Account Holders and Directors, officers and Employees have a fair market value of zero. We understand that you have received an opinion from FinPro that the subscription rights have no value. We express no opinion regarding the valuation of the subscription rights.


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If the subscription rights are subsequently found to have a fair market value, income may be recognized by various recipients of the subscription rights ( in certain cases, whether or not the rights are exercised) and the Holding Company and/or the Stock Bank may be taxable on the distribution of the subscription rights.

                                                Very Truly Yours,

                                                /s/ Grant Thornton LLP

                                                GRANT THORNTON LLP